EBRD DSTRBRPT

Exhibit (c)(ii)

15 March 2023

To:	European Bank for Reconstruction and Development
Attention:	Stefan Filip

Dear Sir or Madam,

European Bank for Reconstruction and Development (the “Issuer”)
U.S.$300,000,000 Floating Rate Global Notes due 14 April 2026 (the “Notes”) (to be consolidated and form a single series with the Issuer’s U.S.$850,000,000 Floating Rate Global Notes due 14 April 2026 issued on 14 April 2021, the Issuer’s U.S.$150,000,000 Floating Rate Global Notes due 14 April 2026 issued on 8 July 2021, the Issuer’s U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 19 July 2021, the Issuer’s U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 21 July 2021, the Issuer’s U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 11 August 2021, the Issuer’s U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 20 August 2021, the Issuer’s U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 24 August 2021, the Issuer’s U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 2 September 2021, the Issuer’s U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 6 September 2021, the Issuer’s U.S. $50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 23 September 2021, the Issuer’s U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 23 February 2022, the Issuer’s U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 1 April 2022, the Issuer’s U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 25 January 2023, the Issuer’s U.S.$250,000,000 Floating Rate Global Notes due 14 April 2026 issued on 6 February 2023 and the Issuer’s U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 to be issued on 16 March 2023) issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i)	We agree to pay:
(a)	the fees and expenses of our legal advisers;
(b)	the fees and expenses of the Agent and any paying agents;
(c)	the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;
(d)	all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and
(e)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

TM Trademark of The Bank of Nova Scotia, used under licence. The Bank of Nova Scotia is incorporated in Canada with limited liability. The Bank of Nova Scotia is authorised and regulated by the Office of the Superintendent of Financial Institutions of Canada and is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the U.K.

(ii)	In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R.§ 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the “Programme Agreement”) will not apply in relation to this issue of the Notes.

The selling commission in respect of the Notes will be 0.029 per cent. of the principal amount of the Notes and will be deductible from the proceeds of the issue.

The net proceeds of the issue are U.S.$301,953,000.00 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with DTC, account number DTC 4802.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules, we acknowledge that we understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For:	THE BANK OF NOVA SCOTIA, LONDON BRANCH

By:	/s/ James Walter	/s/ Cesare Roselli
	James Walter	Cesare Roselli
	Authorised signatory	Managing Director

TM Trademark of The Bank of Nova Scotia, used under licence. The Bank of Nova Scotia is incorporated in Canada with limited liability. The Bank of Nova Scotia is authorised and regulated by the Office of the Superintendent of Financial Institutions of Canada and is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the U.K.

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